UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)*

                            GOLDEN ENTERPRISES, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    381010107
                                    ---------
                                 (CUSIP Number)



                          FOR YEAR ENDED DECEMBER 2005
                          ----------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]     Rule 13d-1(b)

         [ ]     Rule 13d-1(c)

         [ ]     Rule 13d-1(d)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 381010107
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Golden Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan (Stock Bonus Plan)
         IRS I.D. #63-0000139
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)....................................................................

         (b)....................................................................
--------------------------------------------------------------------------------

3.       SEC Use Only ..........................................................
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         One Golden Flake Drive
         Birmingham, AL 35205
--------------------------------------------------------------------------------

Number of         5       Sole Voting Power         925,134 Shares
Shares Bene-
ficially          --------------------------------------------------------------
Owned By          6.      Shared Voting Power       --
Each
Reporting         --------------------------------------------------------------
Person With:      7.      Sole Dispositive Power    925,134 Shares

                  --------------------------------------------------------------
                  8.      Shared Dispositive Power  --

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         925,134 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         --

11.      Percent of Class Represented by Amount in Row (9)

         7.8%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)

         EP
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Golden Enterprises, Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Golden Flake Drive
                  Birmingham, Alabama 35205


Item 2(a)         Name of person Filing:

                  Golden Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan (Stock Bonus Plan)


Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  One Golden Flake Drive
                  Birmingham, Alabama 35205



Item 2(c)         Citizenship:

                  N/A


Item 2(d)         Title of Class of Securities:

                  Common Stock


Item 2(e)         CUSIP Number:

                  381010107

Item 3 If this statement if filed pursuant to ss.ss. 240.13d-1(b), or 240.13(d)-2(b) or (c), check whether the person filing is a:

                           ***

                  (f) [X] An Employee Benefit Plan or Endowment Fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

                           ***

Item 4            Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                  (a)      Amount Beneficially Owned:

                           925,134 shares
                           This Amendment is being filed to reflect a decrease in ownership.

                  (b)      Percent of Class:

                           7.8%

                  (c)      Number of shares as to which such person has:

                           *    (i)     Sole power to vote or to direct the vote
                                        -- 925,134 shares

                                (ii)    Shared power to vote or to direct the
                                        vote
                                        -- 0

                                (iii) Sole power to dispose or to direct the disposition of
                                        -- 925,134 shares

                                (iv) Shared power to dispose or to direct the disposition of
                                        -- 0

                           *    Pursuant to the terms and conditions of the
Golden Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan (Stock Bonus Plan), the Plan, through a designated Plan Administrative Committee, has the sole power to vote all shares of Golden Enterprises, Inc. (GE) stock held by the Plan. The Plan Administrative Committee consists of three individuals who are designated from time to time by the Board of Directors of GE and its subsidiary. The vote of two members in favor of any proposed action of the Plan Administrative Committee is necessary to give legal effect thereto. The present members of the Plan Administrative Committee and their position with GE and its subsidiary are:

         John S. Stein          -      Director, Chairman of the Board of
                                       Golden Enterprises, Inc.

         Mark W. McCutcheon     -      Director,  Chief Executive Officer and
                                       President of Golden  Enterprises,  Inc.
                                       and President of Golden Flake Snack
                                       Foods, Inc., a wholly-owned subsidiary

         Patty Townsend         -      Chief Financial Officer, Vice President
                                       and Secretary of Golden Enterprises, Inc.

The shares of Golden Enterprises, Inc. stock held by the Plan are held and disposed of in strict compliance with the terms and conditions of the Plan. The Plan Administrative Committee possess no discretionary authority concerning disposition of shares.

The Trustee of the Plan, Compass Bank, has no discretionary authority concerning the voting of the Golden Enterprises, Inc. stock nor the disposition of the stock. Compass Bank disclaims any beneficial ownership of the stock held by the Plan.


Item 5            Ownership of Five percent or Less of a Class.

                  N/A


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A


Item 8            Identification and Classification of Members of the Group.

                  N/A

Item 9            Notice of Dissolution of Group.

                  N/A

Item 10           Certification.

                  By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 7, 2006


Golden Enterprises, Inc. and
Subsidiaries Employee Stock
Ownership Plan (Stock Bonus Plan)

By:      Compass Bank, As Trustee


         /S/ Mary Beth Ensor
         -------------------
         Its Vice President and Senior
                 Trust Administrator

         and

By:      The Plan Administrative Committee


         /S/ Patty Townsend
         ------------------
         Patty Townsend
         Its Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)